Fort Lauderdale
Jacksonville
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Madison
Miami
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Tampa
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www.akerman.com

305 374 5600 tel       305 374 5095 fax

Bradley D. Houser
305 982 5658
bradley.houser@akerman.com

August 16, 2007
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Ideation Acquisition Corp. Registration Statement on Form S-1 File No. 333-144218
Dear Mr. Reynolds:
     On behalf of Ideation Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated August 1, 2007 regarding the Company’s Registration Statement on Form S-1 filed on June 29, 2007. Please note that the Company is simultaneously filing Amendment No. 1 to incorporate the Company’s responses.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.
General
1.	Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

The Company will have a representative from AMEX call the Staff to confirm that the Company’s securities has been approved for listing.

2.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

The Company will keep the Staff updated as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the NASD.

3.	Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company’s incorporation. Also, please disclose if the company’s principals or special advisors have had direct or indirect contact with any potential acquisition candidates in anticipation of the company’s incorporation.

The Company has revised its disclosure on page 1 in response to this comment.

4.	We note that the company intends to focus its search in the digital media sector, which is defined in the Summary, page 1, as “companies that create, distribute or service others that create or distribute content for various platforms, including online, mobile, television, cable, satellite, radio, print, film, video games and software.” Please provide a more thorough definition of the digital media sector or industry. Also, please distinguish the digital media industry from “traditional and new media,” as described on page 44. For example, please clarify if the digital media sector includes traditional media companies, such as television, cable, print, or film companies, or is it defined as consisting of companies that offer digital services to such companies.

The Company has revised its disclosure throughout the registration statement (including on pages 1, 20, 43 and 46) to provide a more thorough definition of the digital media sector. Additionally, the Company has the revised the disclosure on pages 2, 46 and 49 to replace the term “new media” with “digital media.” In addition, the Company has revised the disclosure throughout the registration statement (including on pages 1, 20, 43 and 46) to state that the Company may also focus on traditional media businesses if the Company believes that the incorporation of digital technology will enhance and accelerate the growth of those businesses.

5.	We note the disclosure on pages 28 and 80 regarding the determination of the offering price and terms of the units. Please tell us the factors you considered in determining to value this offering at $80,000,000 ($92,000,000 if the underwriters’ over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $78,345,000 ($89,865,000 if the underwriters’ over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount was an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

The size of the offering at $80,000,000, and the amount needed in the trust account, was based on a number of factors, including: (1) the size at which the Company’s management believes it will see the most, and the best, opportunities fitting within the various restrictions placed on entities of this type, such as the requirement that the Company’s initial business combination must be with a target business that has a fair market value at least equal to 80% of the Company’s net assets at the time of such acquisition; (2) the anticipated reception of the market to the offering based on the underwriters’ evaluation of the overall market conditions for offerings by similar blank check companies; and (3) practical issues such as trying to remain below the size at which the Company will be competing directly with the larger private equity firms and underwriters for target businesses.

Please note that, as the disclosure in the registration statement states, the Company has not, nor has anyone on its behalf, contacted any potential target business or had any discussions, formal or otherwise, with respect to a potential acquisition. Although the Company’s management believes that they will be able to consummate a business combination, management cannot be certain that it will be able to locate or enter into a business combination with a target business on favorable terms or at all.

6.	We note that the company’s special advisors are affiliated with various private equity funds, investment companies, or holding companies, some of which specialize in the media, software, or technology sectors. In addition to the special advisors, please identify any private equity funds, investment companies, or holding companies affiliated with the company’s officers or directors. Please clearly discuss in appropriate places in the registration statement whether Ideation Acquisition Corp may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these affiliated funds or companies. Please discuss in detail any consideration that the company, officers, directors, or special advisors have given to entering into a business combination with companies affiliated with the company’s existing stockholders, officers, directors, or special advisors.

The Company has revised the biographies of Dr. Phillip Frost, Rao Uppaluri and Steven Rubin on pages 63 and 64. Dr. Frost owns an equity interest in the general partner and in the limited partnership of Peregrine VC Investments II, a private venture capital fund based in Israel that invests primarily in early-stage Israeli technology companies, The Florida Value Fund LLLP, a private equity fund focused on mid-market companies in the State of Florida, and Calex Equity Partners, LP, a private investment company. Dr. Frost, Dr. Uppaluri and Mr. Rubin are each members of The Frost Group, a private investment firm. Based on information provided to the Company, no other officers or directors are affiliated with any private equity funds, investment companies or holding companies.

Additionally, the Company has revised its disclosure on page 71 to clarify that, to the extent the Company’s initial stockholders (which includes the Company’s officers, directors and special advisors) are affiliated with an entity that is a portfolio company of, or that has received a financial investment from, any company that is affiliated with the Company’s initial stockholders, the Company would not consummate a business combination with such entity unless the Company obtained an opinion from an unaffiliated, independent investment banking firm that the business combination is fair to the Company’s stockholders from a financial perspective.

Please note that, as the disclosure in the registration statement states, the Company has not, nor has anyone on its behalf, contacted any potential target business or had any discussions, formal or otherwise, with respect to a potential acquisition.

7.	We note the company’s efforts in identifying a prospective target will not be limited to a particular industry. In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management’s expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its digital media sector expertise. Explain how this criterion differs from those used to evaluate digital media sector businesses.

In addition, we note your disclosure in the summary, and similar disclosure elsewhere, regarding your belief that “that there are numerous attractive acquisition opportunities in the digital media sector ...” Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you may acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

The Company has revised the disclosure on pages 1, 20, 43 and 46 to clarify that it has not established specific criteria that would trigger consideration of businesses outside of the digital media sector. The Company has also revised the disclosure on page 52 to clarify that the Company will consider the factors listed on pages 51 and 52 regardless of whether or not the target business is operating in the digital media sector.

The Company refers the Staff to the risk factor on page 20 under the subheading “Since we are not restricted to a particular industry...” which describes certain risks associated with the Company’s business strategy. The Company has revised the disclosure in this risk factor to clarify that that it has not established specific criteria that would trigger consideration of businesses outside of the digital media sector and that it may consider exploring opportunities internationally.

The Company expects to focus its efforts on identifying prospective target businesses in the digital media sector. Since the Company will initially focus on such sector, it believes that the quoted language is relevant to a potential investor’s decision to purchase units of the Company. The Company will not focus on any other specific sector or industry, and, accordingly, respectfully believes that it does not need to include disclosure regarding opportunities in every other sector or industry.

8.	Given that the Unit Purchase Option (UPO) and the units underlying the UPO are included in the offering, the offer and sale of these securities will be registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying units are exercised. In light of this fact, please tell us how you plan to account for the UPO upon issuance and also tell us how you have evaluated EITF 00-19, specifically paragraphs 14-18, and paragraph 11(a) of SFAS 133 in reaching your conclusions. Please revise the Capitalization table, applicable risk factors, notes to the financial statements, etc., to disclose your accounting and classification regarding the UPO.

As disclosed in Note 5 to the Company’s financial statements, the sale of the unit purchase option to Lazard Capital Markets LLC will be accounted for as an equity transaction. Accordingly, there will be no net effect on the Company’s financial position or results of operations, except for the recording of the proceeds ($100) from the sale of the unit purchase option. Additionally, as described on page 85, the Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option. In addition, the Company notes that the unit purchase option to be issued to Lazard Capital Markets LLC will provide that the Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option.

9.	We note that the certain officers, directors, and initial stockholders have agreed to indemnify the trust against claims of various vendors. Please state whether any potential claims would not be covered by the indemnification. In addition, please clarify throughout the document, as appropriate, the obligation of the company to bring a claim against these officers, directors, and initial stockholders to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

The Company has revised the disclosure throughout the registration statement (including on pages 11, 18 and 56) to clarify that Dr. Phillip Frost, Robert N. Fried, Rao Uppaluri, Steven D. Rubin and Jane Hsiao will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, by a third party with which the Company entered into a contractual relationship following consummation of the offering or by a prospective target business reduce the amounts in the trust account available for distribution to the Company’s stockholders in the event of a liquidation, except as to any claimed amounts owed to a third party who executed a valid and enforceable waiver. The Company has also revised the disclosure on page 57 to state that, if the Company’s board of directors determined that it would be in the Company’s best interest to bring a claim against any of these persons to enforce the Company’s right to obtain indemnification from them, they would have a fiduciary obligation to bring such a claim.

10.	In an appropriate section of the registration statement, please discuss the logistics of any acquisition in light of the 30% conversion threshold given the 80% threshold for the value of any business interests you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

The 80% market fair market valuation test is independent of the conversion threshold. The 80% test was originally designed to ensure that the blank check company would not seek to acquire a disproportionately small target in terms of comparative value. The Company must still acquire a target business that has a fair market value of at least 80% of its net assets even with the higher conversion threshold than other blank check companies. As the Company is not required to structure a business combination that provides for it to use its cash to consummate such a transaction and, instead, can use solely its equity, the higher conversion threshold may not have any impact on the logistics of a transaction. Furthermore, if the Company does structure a business combination that provides for it to use its cash to consummate a business combination, the risk of the Company not having sufficient capital resources to complete the transaction has been disclosed in the risk factor captioned “The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure” on page 26. Accordingly, the Company respectfully believes that no revision to the disclosure in the registration statement is necessary.
Summary, page 1
11.	Please discuss whether the company could search for and enter into a business combination with a company located outside the U.S.

The Company has revised the disclosure on pages 1, 20, 43 and 46 to state that the company intends to initially focus its search on businesses in the United States but may also explore opportunities internationally. Additionally, the Company discloses several risk factors relating to international markets and potential opportunities beginning on page 31.

12.	Please identify the management team’s “extensive network of relationships” in the summary and other relevant portions of the registration statement. Specifically identify any affiliates of management or significant shareholders that will play a role in finding targets for business combinations.

The Company has deleted the sentence with the quoted language on pages 2 and 46.
The Offering, page 2
Warrants to be sold to initial stockholders through private placement, page 3

13.	Please identify the initial stockholders that have agreed to purchase the insider warrants. Also, please describe who are “permitted transferees” of the insider warrants. See also pages 73-75. Provide the legal basis and analysis by which such transfers can take place consistent with federal and state securities laws.

The Company has revised the disclosure throughout the registration statement to disclose that each of the Company’s initial stockholders has agreed to purchase insider warrants. Additionally, the Company has added a table on page 74 that sets forth the number of initial shares purchased and the number of insider warrants to be purchased by each of the Company’s initial stockholders.

The Company refers the Staff to its disclosure on pages 12 and 73, which reads in pertinent part (emphasis added): “Our initial stockholders are permitted, subject to applicable securities laws, to transfer all or a portion of the initial shares and insider warrants held by them to members of our management team, our employees and other persons or entities affiliated with members of our management team and employees. In addition, our initial stockholders may transfer initial shares and insider warrants held by them in certain other limited circumstances, such as to immediate family members and to trusts for estate planning purposes, and any entity holding initial shares or insider warrants may transfer such securities to persons or entities controlling, controlled by, or under common control with such entity, or to any stockholder, member, partner or limited partner of such entity. Transferees receiving initial shares or insider warrants must agree to be subject to the transfer restrictions described above. Additionally, transferees receiving initial shares must agree to waive any right to receive a liquidation distribution with respect to the initial shares in the event of our liquidation, to waive any right to exercise conversion rights with respect to the initial shares and to vote the initial shares in accordance with the majority of the shares of common stock voted by our public stockholders other than our initial stockholders.”

Any permitted transfers of initial shares or insider warrants would be completed pursuant to an exemption from registration under federal and any applicable state securities laws. Additionally, as stated in the disclosure quoted above, any transferees must agree to be subject to the transfer restrictions applicable to the transferred securities, to waive any right to receive a liquidation distribution with respect to the initial shares in the event of our liquidation, to waive any right to exercise conversion rights with respect to the initial shares and to vote the initial shares in accordance with the majority of the shares of common stock voted by our public stockholders other than our initial stockholders.
Redemption, page 4
14.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter’s option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

The Company has revised the disclosure on pages 4 and 77 to clarify the Company’s redemption rights. The Company refers to the Staff to its disclosure on pages 4 and 77, which reads in pertinent part (emphasis added): “Once the warrants become exercisable, we may redeem the outstanding warrants (including any of the insider warrants and any outstanding warrants issued upon exercise of the unit purchase option issued to Lazard Capital Markets LLC), without the consent of the underwriters,...”

No underwriter has the right to consent before the Company can exercise its redemption right. The Company has revised the disclosure on pages 4 and 77 to clarify this point.

15.	We note the disclosure on page 5 that “the holders of the insider warrants would still be entitled to exercise such warrants on a cashless basis.” Please explain whether the insider warrants could be exercised on a cashless basis only after a notice of redemption.

The Company has deleted the word “still” from the quoted language on page 5. The holders of insider warrants may exercise insider warrants on a cashless basis only if the Company calls the warrants for redemption.
Limited Payment to Insiders, page 6
16.	We note the disclosure on page six that, “There will be no fees or other cash payments to our initial stockholders, officers, directors or their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination ... other than ....” and the list of expenses then follows. However, it appears that the potential finder’s or success fee that could be paid to Ladenburg Thalmann & Co., an affiliate of Dr. Frost, as disclosed on page 35, is excluded. Please revise or advise. Also disclose whether this statement includes the special advisors.

The Company has revised the disclosure on page 7 to include the potential payment to Ladenburg Thalmann & Co. Inc., or Ladenburg Thalmann, a subsidiary of Ladenburg Thalmann Financial Services Inc., and to clarify that the quoted statement includes the special advisors.

17.	You disclose that you will not pay any fee or other cash payment to your insiders in connection with your activities leading up to, and including, your business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation — such as stock, options, etc.

The Company has revised the disclosure on page 7 by deleting the word “cash” to clarify that the statement is designed to encompass all forms of compensation.

Amended and Restated Certificate of Incorporation, page 7
18.	You state on page seven that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page seven that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state on page eight under “Stockholders must approve business combination” that you will proceed with a business combination only if it is approved by a majority of the common stock voted. Please revise to reconcile the apparent inconsistency or advise.

The Company has revised the disclosure on page 8 to clarify that if stockholders approved a proposed business combination as required by the Company’s amended and restated certificate of incorporation, but did not approve the proposal to amend the Company’s amended and restated certificate of incorporation to provide for perpetual existence, the Company would not be able to consummate such business combination.
Conversion rights for stockholders voting to reject a business combination, page 8
19.	Please clarify here and in the “Conversion Rights” section on pages 52-53 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you will require shareholders to tender their shares prior to the shareholder meeting.

The Company has added disclosure on pages 10 and 55 with respect to the conversion rights in response to this comment.
Liquidation if No Business Combination, page 9
20.	Please discuss: (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) what debts, costs and expenses that will not be covered by the indemnity to be provided by the management stockholders.

The Company has added disclosure on page 11 to clarify that the Company has not obtained any waiver agreements from any third parties at this time.

The Company has also revised the disclosure on pages 11, 18 and 56 to clarify that Dr. Phillip Frost, Robert N. Fried, Rao Uppaluri, Steven D. Rubin and Jane Hsiao will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, by a third party with which the Company entered into a contractual relationship following consummation of the offering or by a prospective target business reduce the amounts in the trust account available for distribution to the Company’s stockholders in the event of a liquidation, except as to any claimed amounts owed to a third party who executed a valid and enforceable waiver.

Risk Factors, page 14
21.	In the first risk factor on page 15, the company notes that if the net proceeds of the offering outside the trust are insufficient for the company to operate, it may be unable to complete a business combination within the next 24 months. Specifically, it may be required to place a deposit, or multiple deposits, that may deplete its available funds. Please describe the company’s procedure in authorizing significant expenditures such as a deposit or letter of intent subjecting the company to a large forfeiture payment. Is the audit committee required to approve such payments or potential payments as described on page 64? See also page 21.

The Company has revised the disclosure on page 16 to clarify that the Company’s board of directors will review and approve all significant expenditures by the Company.

22.	In the first risk factor on page 16, please qualify the language that “our securities will be listed on the American Stock Exchange “ (emphasis added).

The Company has revised the disclosure on page 17 as requested.

23.	Please revise the risk factor on page 16 under the subheading “Because there are numerous companies “ to include comparison figures for blank check companies with a focus on the digital media sector.

The Company is not aware of any other blank check companies with a specific focus on the digital media sector. Additionally, since the Company is not limited to particular industry, the Company believes that the broader statistics for blank check companies would be more helpful.

24.	We note your disclosure in Financial Statement Note 3 — Proposed Public Offering that “in no event will the Company be required to net cash settle the warrant exercise,” please revise the risk factor on page 18 to disclose this information regarding net cash settlement of the warrants.

The Company has revised the disclosure on pages 19 and 20 to clarify that holders of warrants will not be entitled to a net cash settlement for their warrants if the Company fails to have an effective registration statement or a current prospectus available relating to the common stock issuable upon exercise of the warrants.

25.	Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser may pay the full unit purchase price solely for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

The Company has revised the disclosure on page 19 to clarify that, if there is no effective registration statement covering the shares of common stock issuable upon exercise of the warrants or a prospectus relating to them is not available, then the holder of a unit will have paid the entire unit purchase price for the common stock contained in the unit, as the warrant will be worthless.

26.	Since the company may call the warrants, there appears to be a risk that the company could do so prior to the availability of an effective registration statement and purchasers would have no opportunity to exercise their warrants. Please revise your disclosures accordingly or tell us why you believe that no revisions are required.

The Company has revised the disclosure on pages 4 and 77 to clarify that the Company may redeem the warrants only if the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available.
Use of Proceeds, page 34
27.	Please describe in more detail the use of the funds reserved for working capital.

The Company has revised the disclosure on page 37 to provide more detail regarding the use of funds reserved for working capital.

28.	In regards to the monthly fee of $7,500 discussed on page 25, please clarify the factors considered-and individuals involved-in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services, and their costs will be shared with other companies.

As disclosed on pages 37, 59, 66 and 75, the Company considered rents and fees for similar services in the Beverly Hills, California area. Additionally, as disclosed on pages 37, 59, 66 and 75, the Company believes that the fee charged by Clarity is at least as favorable as it could have obtained from any unaffiliated person. The Company does not anticipate sharing any office space, services or costs made available to it by Clarity with any other companies, and, accordingly, respectfully believes that no revisions to the disclosure in the registration statement are necessary.

29.	We note the statement that, “No compensation of any kind, including finder’s, consulting or similar fees, will be paid to any of our initial stockholders, officers or directors, or any of their affiliates “ Please revise to disclose whether this statement includes the special advisors.

The Company has revised the disclosure on page 37 (and throughout the registration statement as appropriate) to clarify that the quoted statement includes the special advisors.

30.	Please discuss all possible use of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders’ fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the trust were insufficient to cover all operating expenses and fees. Also revise the MD&A section accordingly.

The Company has revised the disclosure on pages 39 and 44 to disclose possible uses of the proceeds held in trust following the consummation of a business combination.

Proposed Business, page 44
31.	IVAX Corporation’s 50 acquisitions and divestitures are mentioned several times as a favorable factor in evaluating the company’s management. Did any of these transactions occur in the digital media sector, or were they solely related to the health care industry? Please clarify.

The Company has revised the disclosure on pages 2, 46 and 49 to clarify that IVAX Corporation consummated in excess of 50 acquisitions and divestitures primarily in the healthcare industry. None of these acquisitions and divestitures were consummated in the digital media sector.

32.	Please identify the source of your digital media sector statistics mentioned throughout the business section. For example, statistics referencing Strategy Analytics and IDC are mentioned on page 44. Please cite the specific report(s), author(s), and date(s) of publication.

The Company has revised the disclosure on page 47 as requested.

33.	On page 47, The Frost Group made a number of investments in development stage technology companies. Please confirm if these companies would or would not fall within the digital media sector.

The Company has revised the disclosure on page 49 to clarify that The Frost Group has made a number of investments in various development stage technology companies, in the United States and abroad, in a variety of industries other than the digital media sector.
Effecting a Business Combination, page 47
We Have Not Identified a Target Business, page 48
34.	We note the statement that, “None of our officers, directors, promoters and other affiliates has engaged in discussions on our behalf regarding the possibility of a potential merger “ Please revise to disclose whether this statement includes the special advisors and any affiliates of officers, directors, promoters or special advisors.

The Company has revised the disclosure on page 50 to clarify that neither the Company nor any related party has, directly or indirectly, nor has anyone on the Company’s or any such party’s behalf, contacted any prospective target business or had any discussions, formal or otherwise, with respect to a potential business combination transaction.

Sources of Target Businesses, page 48
35.	On pages 48-49, the company states it may use third party finders and pay a finder’s fee to locate potential businesses. Please disclose when and why the company would use a finder and how is would calculate a reasonable fee. Please also disclose why the company would need the use of finders when its management expertise includes industry contacts and expertise in locating attractive business opportunities.

The Company has revised the disclosure on page 51 to clarify that it may pay fees or compensation to third parties for their efforts in introducing the Company to potential target businesses that it had not previously identified. The Company has also revised the disclosure on page 51 to disclose how it would calculate a reasonable finder’s fee. Although the Company’s management expertise includes industry contacts and expertise in locating attractive business opportunities, attractive business opportunities may be presented to the Company which would require the payment of a finder’s fee. Accordingly, the Company believes that in certain circumstances it may be in the best interests of the Company’s stockholders to pay a finder’s fee.

36.	We note that you will not pay any of your existing officers, directors, stockholders, or affiliates any finder’s fees or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

The Company has revised the disclosure on page 51 to clarify that the Company’s initial stockholders, officers, directors and special advisors have agreed that neither they, nor any of their affiliates, will accept a finder’s fee, consulting fee or any similar fees from any person or other entity in connection with the consummation of a business combination, other than a finder’s or success fee payable to Ladenburg Thalmann, to the extent the Company enters into an agreement with Ladenburg Thalmann in connection with the Company’s search for a target business, and compensation or fees that may be received for any services provided following such business combination.

37.	We note the disclosure on page 49 that, “Except as described below, in no event will any of our existing officers, directors, or stockholders, or any entity with which they are affiliated, be paid any finder’s fee “ Please revise the disclosure to clearly include the possible finder’s fee that could be paid to Ladenburg Thalmann.

The Company has revised the disclosure on page 51 as requested.

38.	Please explain Ladenburg Thalmann & Co.’s affiliation with Dr. Frost, the nature of the firm, and what agreements does the company have, or anticipates it will have, with the firm. Any proposed finder’s fee should be disclosed, along with a description of the services the firm will render to the company. Any discussions or arrangements that the company has had with Ladenburg Thalmann and its associates, regarding the search for a target or the payment of a finder’s fee, should be fully addressed in the prospectus. Clearly disclose how Dr. Frost’s activities in finding a target as Chairman of the board will be separate from his similar activities with Ladenburg Thalmann. Please disclose whether or not a fairness opinion is required for the reasonableness of Ladenburg Thalmann’s potential finder’s fee. Also include disclosure on page 64 whether the audit committee will review the arrangement and related fees. In addition, please revise the risk factors section to address any possible conflicts of interest that the arrangement may have upon the company’s officers and directors’ search in finding a target or recommendation of a target and how this arrangement is different than most similar blank check offerings.

The Company has revised the disclosure on pages 24, 51 and 69-70 to explain Dr. Frost’s affiliation with Ladenburg Thalmann. Additionally, the Company has added disclosure on pages 24, 51 and 69-70 to clarify that the Company has not entered into any agreements with Ladenburg Thalmann and that the Company has not had any discussions with Ladenburg Thalmann regarding potential acquisitions. In addition, the Company has added disclosure on page 51 to disclose that the Company does not anticipate that Dr. Frost would be directly involved in providing any services on behalf of Ladenburg Thalmann as part of any business combination involving the Company.

The Company does not believe that a fairness opinion would be required if the Company entered into an arrangement with Ladenburg Thalmann. The Company has revised the disclosure on page 67 to clarify that the audit committee would review and approve any involvement of Ladenburg Thalmann in a business combination.

Finally, the Company has added a risk factor, under the subheading “Members of our management team...,” on page 24, which describes the potential payment of a finder’s or success fee to Ladenburg Thalmann.
Limited Ability to Evaluate the Target Business’ Management, page 51
39.	We note the disclosure on page 51 that “it is unlikely any [key personnel] will devote their full time efforts to our affairs subsequent to a business combination.” Please clarify if this statement also means it is unlikely that any of the current directors, in addition to management, will remain on the board after the business combination.

The Company has revised the disclosure on page 54 to clarify that one or more of the Company’s officers, directors or special advisors may remain associated in some capacity with the Company after a business combination.

Fair market value of target business, page 50
40.	It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

The Company agrees that it may be helpful to include a risk factor that the Company will not be required to obtain an opinion from an investment banking firm as to the fair market value of the target business. Accordingly, the Company has added a risk factor on pages 22-23.
Management, page 60
41.	The biographies of Phillip Frost, Rao Uppaluri, and Steven Rubin omit any references to The Frost Group. Please revise as applicable.

The Company has revised the biographies of Phillip Frost, Rao Uppaluri, and Steven Rubin on pages 63-64 to include a reference to The Frost Group.

42.	The biography of Phillip Frost omits any reference to Ladenburg Thalmann & Co., Frost Gamma Investments Trust, Frost Gamma, L.P., Frost Gamma, Inc., and Frost Gamma-Nevada Corporation. Please revise as applicable.

The Company has revised Dr. Frost’s biography on page 63 to disclose that he was appointed Chairman of the Board of Ladenburg Thalmann Financial Services Inc. in July 2006 and has been a director at Ladenburg Thalmann Financial Services Inc. since March 2005.

Frost Gamma Investments Trust, Frost Gamma, L.P., Frost Gamma, Inc., and Frost Gamma-Nevada Corporation are entities created as investment vehicles for Dr. Frost and are not operating companies. Accordingly, the Company respectfully believes that references to such entities in Dr. Frost’s management biography is not required under Item 401(e) of Regulation S-K.

43.	The biography of Robert N. Fried mentions that he founded Ideation Mobile Media, a mobile advertising company. Please disclose whether Ideation Acquisition Corp. is related or affiliated with Ideation Mobile Media.

The Company has revised the disclosure on page 63 to disclose that Ideation Mobile Media is not affiliated with the Company other than through Mr. Fried.

44.	We note your page 62 disclosure that you will have several special advisors to the company. Please revise to clarify the role that these advisors will play at your company as well as what duties, if any, they will owe the company and its shareholders. Finally, please revise to clarify how the restrictive terms of your offering — such as those requiring initial shareholder to vote a certain way — will apply to these special advisors.

The Company has revised the disclosure on page 66 regarding the Company’s special advisors in response to this comment.

Executive Officer and Director Compensation, page 65
45.	Please describe “review of reasonableness” performed by the audit committee for out-of-pocket expenses incurred by the management team during its search and due diligence of target businesses.

The Company has revised its disclosure throughout the registration statement (including on pages 38, 69 and 74) to clarify that the audit committee’s “review of reasonableness” will encompass an analysis of the corporate purposes advanced by such expenses and their reasonableness as compared to similar services or products that could have been procured from an independent third party source.
Conflict of Interests, page 66
46.	We note the disclosure in the first bullet point on page 66. Please clarify how the officers and directors will allocate their time between the company and those entities in which they have pre-existing fiduciary obligations. See also page 22.

The Company has revised the disclosure on page 23, and on page 69, to state that none of the Company’s officers and directors are required to commit “any specified amount of time” to the Company’s affairs.

47.	In the second bullet point on page 66, the company discloses that management may have conflicts of interests in determining which affiliated entity it will present a particular business opportunity. The last paragraph on page 66 notes that certain business opportunities must be presented to the company by its directors and officers, subject to any pre-existing fiduciary duties or contractual obligations they might have. Please identify all entities that directors and officers have any such pre-existing relationship with that could possibly compete with the company in acquiring a specific business. Please focus on each of their ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of The Frost Group, Opko Health, Inc., Fried Films, and Myspace.com. The company may also determine that an analysis may be appropriate for Clarity Partners, L.P., Nautilus Trust dtd 9/10/99, and Medici Arts, B.V.

The Company has revised the disclosure on pages 69-71 in response to this comment.

48.	According to the third bullet point on page 66, officers and directors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers and directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers and directors may become involved with blank check companies with a focus on the digital media sector prior the completion of the company’s business combination. See also page 22.

The Company has revised the disclosure on pages 23-24 and 69-70 to clarify that the Company’s officers and directors may organize, promote or become involved with other blank check companies, including blank check companies with a focus on the digital media sector, either before or after the Company’s consummation of a business combination.

49.	Please disclose whether the company considers its special advisors as fiduciaries under Delaware Law. Also, if a target business is presented to the board by a special advisor, please clarify whether a fairness opinion would still be required.

The Company has added disclosure on page 70 to disclose that the special advisors have no fiduciary obligations to the Company. As disclosed on page 71 (and elsewhere in the registration statement), in accordance with the Company’s amended and restated certificate of incorporation, the Company will not consummate a business combination with an entity which is affiliated with any of the Company’s initial stockholders, which includes the Company’s officers, directors and special advisors, unless the Company obtains an opinion from an unaffiliated, independent investment banking firm that the business combination is fair to the Company’s stockholders from a financial perspective.

50.	Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the company.

The Company has revised the disclosure on page 71 in response to this comment.
Principal Stockholders, page 68
51.	Please describe the ownership of Frost Gamma, LP. One of two limited partners is mentioned, please identify the other.

The Company notes that the other partner is also an entity controlled by Dr. Frost. The Company believes that providing further details with respect to Dr. Frost’s personal family trust structure would not provide investors with any additional information, and, accordingly, the Company has not revised the disclosure on page 72.

52.	Please describe in more detail the allocation of the 2,400,000 initial stockholders’ warrants. Specify identity of the proposed owners of the warrants and the amounts to be allocated.

The Company has revised the disclosure throughout the registration statement to disclose that each of the Company’s initial stockholders has agreed to purchase insider warrants. Additionally, the Company has added a table on page 74 that sets forth the number of initial shares purchased and the number of insider warrants to be purchased by each of the Company’s initial stockholders.

53.	Please disclose if the special advisors will receive any of the initial stockholders’ warrants. Also, please specify if the special advisors are eligible to exercise the warrants on a cashless basis as described on page 74.

The Company has revised the disclosure throughout the registration statement to disclose that each of the Company’s initial stockholders, which includes the Company’s officers, directors and special advisors, has agreed to purchase insider warrants. As disclosed on page 78, the Company’s initial stockholders, or their affiliates, are eligible to exercise the insider warrants on a cashless basis if the Company calls the warrants for redemption.

54.	Please clarify whether a purchaser in a private sale of an initial shareholder’s common stock would receive any portion of the liquidation proceeds in the event of a liquidation. Also, please state whether a purchaser would have conversion rights for purchased shares.

The Company has revised the disclosure on pages 12 and 73 to clarify these points.
Description of Securities
Warrants, page 74
55.	Your description of the exercise of insider warrants on a “cashless basis” is somewhat confusing. A formulaic presentation might add clarity.

The Company has revised the disclosure on page 78 to clarify the cashless exercise feature of the insider warrants.
Financial Statements

56.	Your attention is directed to Rule 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

The Company notes the Staff’s comment with respect to the updating requirements contained in Regulation S-X.
Statement of Operations, page F-4
Loss per Share
57.	It appears that the computation of the company’s loss per share should be based on the period from commencement of operations on June 1, 2007 through June 15, 2007. It is not clear why the calculation of the weighted average number of shares outstanding should include periods prior to issuance. See TPA 5500.03 and Appendix C of SFAS 128. Please revise.

The Company agrees that the calculation of the weighted average number of shares outstanding should not include periods prior to issuance. The Company has revised the Statement of Operations on page F-4 in response to this comment.

Note 5 — Commitments and Contingencies, page F-11
58.	Please clarify whether the estimated volatility of 56.3% is the average of volatilities of similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Tell us whether you calculated volatility for the representative companies for the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories. Tell us whether you calculated volatility using daily historical prices or some other historical interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

The Company is aware of the guidance regarding estimating option volatility in paragraphs A22 and A32 of SFAS 123(R), and believes that a comparison with other blank check companies that have completed business combinations is reasonable. Paragraph A22 refers to estimating volatility where a company may be newly-public, and suggests the use of “...average volatilities of similar entities...” Additionally, it suggests that similarity may be based on “...characteristics such as industry, stage of life cycle, size, and financial leverage” (Paragraph A32 repeats the advice to use similar companies in estimating volatility of non-public entities). Because the Company is unable to predict the type of industry in which it may consummate a business combination, it is unable to choose specific industry comparables. In lieu of that, management believes that the universe of blank check companies that have completed acquisitions at least provides a degree of comparability, in that the companies all have similar financial structures and are all at an early stage of life cycle. While management recognizes that the trading history of each of the companies in the representative sample is considerably less than five years, management is unaware of any factors that would cause the volatility of such companies’ stock prices to increase or decrease with additional trading history, and therefore has made no adjustment for such limited trading history.

The volatility factor of 56.4% is the median volatility of ten sample blank check companies that have completed a business combination and have at least two years of trading history. The Company has revised the disclosure on page F-11 to clarify this point.

Attached as Schedule A is a list of the companies used in the Company’s analysis, along with their market capitalization, volatility and number of shares outstanding.
Part II
Item 15. Recent Sale of Unregistered Securities
59.	Please specify the “entities affiliated with our officers, directors and special advisors ....,” along with their relationships with the appropriate individuals.

The Company has revised the disclosure on page II-4 as requested.

60.	Please disclose whether any of these affiliated entities are accredited investors. See Rule 501 of Regulation D. Please disclose if any of these entities were formed for the purpose of investing in Ideation Acquisition Corp. If yes, please disclose the number of investors in each entity and describe whether the investors are accredited under Rule 501.

The Company has revised the disclosure on page II-4 in response to this comment. None of the entities that purchased initial shares were formed for the purpose of investing in Ideation Acquisition Corp.
Exhibits
61.	Please provide a current consent of the independent accountants in any amendment.

The Company has filed an updated consent of Rothstein, Kass & Company, P.C. as Exhibit 23.1

62.	Please file executed copies of agreements wherever possible. For example, please see exhibits 10.1 and 10.7.

The Company has filed a copy of the executed warrant purchase agreement as Exhibit 10.7 with Amendment No. 1 to the Company’s Registration Statement.

63.	Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment.

The Company expects to file Exhibits 1.1, 4.5 and 10.6 with the next amendment.
     We look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions, please call me at (305) 982-5658.

Sincerely,
/s/ Bradley D. Houser
Bradley D. Houser

cc:	Robert N. Fried President and Chief Executive Officer Ideation Acquisition Corp.

Schedule A
Underwriters’ Purchase Option — Valuation

UPO Valuation		Median Volatility for SPAC Sample(a)
Company:	Ideation Acquisition		Ticker	Volatility	No Sh O/S (b)	Price (c)	Market Cap (d)

Deal Size:	$80,000,000	Company # 1	NHRXU	139.7%	28,927,760	$1.75	$50,478,941
		Company # 2	ETWCU	78.0%	10,729,884	$5.25	$56,331,891
Unit price:	$8.00	Company # 3	RLOGU	58.9%	10,041,378	$13.33	$133,801,362
Unit Strike:	$10.00	Company # 4	HINTU	53.9%	24,601,358	$13.06	$321,170,729
Years to maturity	5 years from IPO	Company # 5	SBSWU	71.3%	14,809,201	$1.48	$21,843,571
Exercise Delay:	1 year	Company # 6	CEUCU	52.3%	27,050,128	$9.58	$259,004,976
Risk-free rate	5.02%	Company # 7	JMBAU	79.6%	52,550,016	$13.44	$706,009,465
Volatility (a)	56.386%	Company # 8	AAIRU	25.0%	15,220,817	$6.88	$104,643,117
		Company # 9	CPBRU	27.4%	13,208,916	$6.25	$82,555,725
UPO Value	$3.64	Company # 10	SUMRU	23.5%	13,907,892	$7.08	$98,398,336

# Units	500,000		Median Volatility:	56.4%

Aggregate UPO Value:	$1,819,980

Source: Bloomberg and Factset, as of June 19, 2007.
(a)	Median volatility for all SPACs with units that have completed a business combination and have been trading for 2 years of more. Calculations are based on weekly unit prices since 06/19/05.

(b)	Number outstanding shares most recently published in Edgar either from last quarter’s unaudited financials statements for wrapper.

(c)	Price per share as of 6/15/07 per volatility calculation tables.

(d)	Calculated value.